SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 15, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM's Technological Center in Sao Carlos Performs Aircraft Maintenance for LAN Group

São Paulo, June 15, 2009 – (NYSE:  TAM, Bovespa:  TAMM4) We signed a contract with LAN Group (LAN Chile S.A.) to perform regular maintenance on six aircraft from the Chilean company's fleet in our Technological Center in Sao Carlos, located in the interior of the state of Sao Paulo,

Altogether, four Airbus A319 and two A320 aircraft will undergo C and D checks. The work should be completed by June. According to the agreement, we will perform the C check, which involves general maintenance of the aircraft, on three of the A319 and on the two A320. The other A319 will undergo the D check, which involves the complete disassembly and inspection of the aircraft and its systems.

"Our Technological Center is fully equipped to provide maintenance services for large companies such as LAN. We have an excellent infrastructure in São Carlos and are certified to perform these services by aeronautics authorities in Brazil, Chile and Europe," says Ruy Amparo, our Vice President of MRO (Maintenance, Repair and Overhaul).

"We are very pleased to have LAN as a customer. In addition to being a first-rate business, the company has ties with us that date back to the 90's, when the two companies, along with TACA, negotiated the large-scale purchase of A320 aircraft with Airbus," adds Amparo.

Our facilities in São Carlos have been certified by the Brazilian National Civil Aviation Agency (ANAC) and the European Aviation Safety Agency (EASA) to perform all major scheduled maintenance jobs (C and D checks) on Airbus A319/A320/A321 and A330 aircraft, as well as the Fokker-100.  We are also certified to perform maintenance on Boeing aircraft components that are being added to our fleet. Our ANAC 145 and EASA 145 certifications allow us to perform maintenance on our own fleet and also provide the service to third parties.

We are also in the process of attaining certification from U.S. authorities for the FAR 145, which will license the performance of maintenance services on any U.S.-registered aircraft. Our Technological Center will then be able to offer our customers an even broader array of services.

Covering 4.6 million square meters, our complex in São Carlos houses hangars for aircraft maintenance and workshops that can inspect more than 2 thousand aviation components, including landing gear navigation computers.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0328 equipetam@mvl.com.br

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed April 2009 with 49.2% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 86.2% in April. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.